

June 6, 2011

Mr. Dennis M. Seremet
Chief Financial Officer
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190

   Re: **Form 10-K for the Year Ended December 31, 2010**
      Form 10-Q for the Period Ended March 31, 2011
       File No. 1-12378

Dear Mr. Seremet:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            Rufus Decker
            Accounting Branch Chief